FUTURA PICTURES, INC.
                  17337 Ventura Blvd. Encino, California 91316
                        (818) 759-1876 Fax (818) 784-8660


                                 March 8, 2006


VIA EDGAR, FACSIMILE AND U.S. MAIL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Futura Pictures, Inc. (the "Company")
         Form SB-2:  Amendment Number 5
         Original Filing Date via EDGAR:  March 28, 2005
         Amendment Number 5 Filing Date via EDGAR:  March 6, 2006

Dear Commission:

Pursuant to Rule 461 of the Securities Exchange Act of 1933, as amended, the Company hereby requests the acceleration of its Registration Statement on Form SB-2, as filed on Amendment Number 5 with the Commission electronically through the EDGAR system on March 6, 2006, 333-123611, the manual copy of which was sent to the Commission, via Federal Express, on March 7, 2006, and that said Registration Statement be declared effective Friday, March 10, 2006, as of 5:00 PM, or as soon thereafter as is practical.


                                  Sincerely,

                                  /s/ Buddy Young
                                  ----------------------------------------
                                  BUDDY YOUNG, Chief Executive Officer and
                                  President